Exhibit 22.1

List of Guarantor Subsidiaries

As of June 30, 2023, the following subsidiaries of Trinity Industries, Inc. (the “Parent”) are guarantors of the Parent’s 4.55% senior notes due 2024:

Trinity Industries Leasing Company
Trinity North American Freight Car, Inc.
Trinity Rail Group, LLC
Trinity Tank Car, Inc.
TrinityRail Maintenance Services, Inc.